                                                  ------------------------------
                                                            OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0145
                                                  Expires:      October 31, 1994
                                                  Estimated average burden
                                                  hours per form.......... 14.90
                                                  ------------------------------


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                  ENCAD, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                          COMMISSION FILE NO. 0-23034
--------------------------------------------------------------------------------
                                (CUSIP Number)

RICHARD H. PICKUP, c/o WEDBUSH MORGAN SECURITIES, INC., 610 NEWPORT CENTER DR.,
         SUITE 1300, NEWPORT BEACH, CALIFORNIA 92660 -- (714) 759-1311
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                OCTOBER 5, 1998
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D - AMENDMENT NO. 2

CUSIP No.      0-23034                         Page     2    of     8     Pages
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Richard H. Pickup, an individual - ####-##-####
          DRP Charitable Remainder Unitrust - #88-6055771
          TMP Charitable Remainder Unitrust - #88-6055770
          Pickup Charitable Remainder Unitrust II - #33-056397
          Dito Devcar Corporation, a Nevada corporation - #88-0294385
          Dito Caree, LP, a Nevada limited partnership - #88-0303506
          TD Investments, LLC, a Nevada limited liability company - #88-0370064
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [ X ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          PF and WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                              [   ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Richard H. Pickup is a resident of the State of California and a citizen of the United States. All other reporting entities were formed and organized under and pursuant to the laws of the State of Nevada.
          ---------------------------------------------------------------------

  NUMBER OF      (7)   SOLE VOTING POWER

   SHARES              Dito Devcar Corporation - 1,000,000
                       Dito Caree, LP - 208,000   TD Investments, LLC - 30,000
BENEFICIALLY           Pickup Charitable Remainder Unitrust II - 25,000
                       DRP Charitable Remainder Unitrust - 25,000
  OWNED BY
                       --------------------------------------------------------
    EACH         (8)   SHARED VOTING POWER

  REPORTING                    NONE
                       --------------------------------------------------------
 PERSON WITH     (9)   SOLE DISPOSITIVE POWER

                              (SAME AS ITEM 7 ABOVE)
                       --------------------------------------------------------
                 (10)  SHARED DISPOSITIVE POWER

                               NONE
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          (SAME AS ITEM 7 ABOVE)    TOTAL SHARES OWNED - 1,313,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Dito Devcar Corporation - 8.63%   Dito Caree, LP - 1.79%
          TMP Charitable Remainder Unitrust - .21%
          Pickup Charitable Remainder Unitrust II - .21%
          TD Investments, LLC - .25%
          DRP Charitable Remainder Unitrust - .21%   TOTAL - 11.30%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          Richard H. Pickup - IN   Dito Devcar Corporation - CO
          Dito Caree, LP - PN   Pickup Charitable Remainder Unitrust II - CO
          DRP Charitable Remainder Unitrust - CO
          TMP Charitable Remainder Unitrust - CO    TD Investments, LLC - CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

ITEM 1.   SECURITY AND ISSUER

          This Amendment No. 2 to Schedule 13D relates to shares of Common Stock ("Shares") of ENCAD, Inc., a Delaware corporation ("ENCAD"), whose executive offices are located at 6059 Cornerstone Court West, San Diego, California 92121. Shares of ENCAD are traded on the NASDAQ over-the-counter National Market System under the trading symbol of ENCD.

ITEM 2.   IDENTITY AND BACKGROUND

          This filing represents an Amendment No. 2 to the Schedule 13D dated April 8, 1998 ("Schedule 13D") and Amendment No. 1 to the Schedule 13D dated June 17, 1998 (Amendment No. 1). This Amendment No. 2 is filed by the same parties who filed the Schedule 13D, specifically Dito Caree, LP, a Nevada limited partnership ("Caree"), Richard H. Pickup, and individual ("Mr. Pickup"), Dito Devcar Corporation, a Nevada corporation ("Devcar"), Pickup Charitable Remainder Unitrust II, a charitable unitrust ("Pickup Trust"), DRP Charitable Remainder Unitrust, a charitable unitrust ("DRP Trust"), TMP Charitable Remainder Unitrust, a charitable unitrust ("TMP Trust") and, in addition, a new filing party, TD Investments, LLC, a Nevada limited liability company ("TD Investments"), which is identified more fully hereinbelow. It is acknowledged that Mr. Pickup directly or indirectly controls, for securities law purposes, each entity or is a beneficiary of each of the entities identified as holding Shares. By reason of his control or beneficial interest in such entities, it is acknowledged that Mr. Pickup and each of the entities identified herein may constitute a "group" concerning the acquisition and holding of Shares, although no formal arrangement, agreement or understanding has been entered into by and between Mr. Pickup and/or any of the entities concerning the Shares, the holding or disposition of the Shares, or the acquisition of additional Shares. Each of the entities is as identified and reported in the Schedule 13D, Amendment No. 1 and this Amendment No. 2. Further, each of the entities identified in the
Schedule 13D or the Amendments has entered into no transactions, including no acquisitions or dispositions, of additional Shares, excepting that Devcar has recently acquired an additional 150,000 Shares, thereby the holdings of Devcar have increased to 1,000,000 Shares, and a new reporting entity, TD Investments, has in recent transactions acquired a total of 30,000 Shares. TD Investments presently controls 30,000 Shares.

          Those recent acquisitions of Devcar, which have increased its holdings by 150,000 to a total of 1,000,000 Shares, are more completely described in Items 3 and 5 hereinbelow.

          TD Investments, LLC, a Nevada limited liability company ("TD Investments") is a limited liability company established under and pursuant to the laws of the State of Nevada. TD Investments maintains its principal offices at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. The current manager of TD Investments is Mr. David B. Hehn who maintains offices at the address of the limited liability company. Certain affairs of the limited liability company may be ultimately controlled by Mr. Richard H. Pickup as a member thereof. Therefore, for the purposes of this filing, it is acknowledged that said entity is controlled by Mr. Pickup. TD Investments did recently acquire on June 30, 1998, 20,000 Shares and on October 5, 1998 acquired 10,000 Shares, for a total acquisition of 30,000 Shares, which are more completely described in Items 3 and 5 hereinbelow.

          Over the past five years, none of the filing persons, nor any of the entities identified hereinabove, including any officer or director of any corporation identified herein, or any trustee of any trust identified herein, or any general partner of any partnership identified herein, have (1) been convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activity subject to federal or state securities laws or finding any violations with respect to such laws.

          Although Mr. Pickup is the controlling person or beneficiary of the reporting entities, and it is acknowledged that he exercises sufficient control in order to consider the entities to be treated with Mr. Pickup as a "group," there exists no agreements or understandings, either in writing or orally, between Mr. Pickup and any other reporting entity concerning the Shares, nor as between any of the reporting entities concerning their Shares, nor the holding, voting or acquisition or disposition of any Shares of ENCAD.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The transactions giving rise to the filing of this Amendment No. 2 involves the acquisition of 150,000 Shares by Devcar and an additional acquisition of 30,000 Shares by TD Investments, which results in the total Shares held by all reporting entities as of the date of filing this Amendment No. 2 representing 1,313,000 Shares. Said total acquisitions of additional Shares increases the holdings by all reporting entities in this Amendment No. 2 are in excess of 10% of the currently issued and outstanding Shares of ENCAD.

          All Shares acquired by the reporting entities were acquired in open market brokered transactions, with each of those Shares being acquired at the date and for the price and at the total cost as disclosed in Item 5 hereinbelow.

          All Shares acquired by the reporting entities were acquired by cash transactions which were acquired by use of funds representing working capital or principal funds of each of the entities acquiring Shares.

ITEM 4.   PURPOSE OF TRANSACTION

          Each of the filing persons has purchased the Shares of ENCAD for investment purposes only and no agreement, formal or informal, written or oral, has been entered into by and between any of the filing persons (or any other person or entity) concerning the formation of any group nor the taking of any form of group action. From time to time, as existing shareholders of ENCAD, certain of the reporting entities may have made inquiries of ENCAD concerning its business operations, however, no form of proposal, understanding or any other form of arrangements have been made, proposed or discussed during at any time with ENCAD, or any of its management personnel.

          None of the filing persons have entered into any commitment, understanding or binding obligation with one or more of the filing persons or any third party concerning the acquisition or disposition of Shares. Rights of the filing persons shall include the making of further acquisitions of Shares from one or more sellers, either through open market purchases or in privately negotiated transactions, and in disposing of all or any portion of the Shares of ENCAD common stock held by all or any of the filing persons to one or more purchasers, either through open market or in privately negotiated transactions. None of the filing persons, including Mr. Richard H. Pickup, has any present plans in connection with any of the foregoing actions, nor any of those actions specified hereinbelow, however none of the foregoing or following actions by any of the filing persons can be ruled out in the future for either the short term or long term.

          None of the filing persons has any present plans or proposals which may relate to our result in:

          A. The acquisition or disposition by any person of any additional securities of the issue or the disposition of securities of the issuer;

          B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

          C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board (except to vote for directors as may be elected by shareholders vote);

          E. Any material change in the present capitalization or dividend policy of the issuer;

          F. Any material change in the issuer's business or corporate structure;

          G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          J.   Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF ISSUER

          As of the date of this filing, the filing persons as a group own 1,313,000 Shares of ENCAD. The following entities and individuals own the following Shares:

          A.   Mr. Pickup currently owns none of the Shares of ENCAD.

          B. Caree currently owns 208,000 Shares of ENCAD. Caree's holdings of 208,000 Shares represent approximately 1.79% of all outstanding Shares. The percentage of Caree's Shares are based upon a total of 11,582,500 Shares of Common Stock of ENCAD outstanding, which figure is as reported as ENCAD's outstanding Shares in ENCAD's most recent SEC filings as to which the reporting persons have access. Since Amendment No. 1, Caree has engaged in no additional transactions involving the Shares.

          C. Devcar currently owns 1,000,000 Shares of ENCAD. Devcar's holdings of 1,000,000 Shares represent approximately 8.63% of all outstanding Shares. The percentage of Devcar's Shares are based upon a total of 11,582,500 Shares of Common Stock outstanding. Since Amendment No. 1, Devcar has engaged in the following transactions:

                                   (All Buys)


  Date of           Shares              Price               Total Consid-
Transaction        Acquired           Per Share             eration Paid
-----------        --------           ---------             ------------
 9/02/98            20,000             $7.6250               $152,903.00
 9/03/98            49,000              7.6410                366,675.00
 9/09/98            10,000              7.5000                 75,303.00
 9/10/98            16,000              7.3516                118,109.00
 9/15/98            10,000              7.3750                 74,053.00
 9/17/98             3,000              7.3125                 22,121.00
 9/18/98            21,500              7.2936                157,245.00
 9/24/98             4,800              7.3750                 35,643.00
 9/25/98            15,700              7.2500                114,142.00

Total Shares Acquired: 150,000

          D. TD Investments currently owns 30,000 Shares of ENCAD. TD Investments' holdings represent approximately .25% of all outstanding Shares. The percentage of TD Investments' Shares are based upon a total of 11,582,500 Shares of Common Stock outstanding. All acquisitions of TD Investments have been made within the past thirty (30) days, and within the past 30 days, TD Investments has engaged in the following transactions:

                                   (All Buys)

  Date of           Shares              Price               Total Consid-
Transaction        Acquired           Per Share             eration Paid
-----------        --------           ---------             ------------
 9/30/98            20,000             $6.3250               $126,903.00
10/05/98            10,000               5-5/8                 56,550.00

Total Shares Acquired: 30,000

          E. The Pickup Trust currently owns 25,000 Shares of ENCAD. The Pickup Trust's holdings of 25,000 Shares represent approximately .21% of all outstanding Shares. The percentage of the Pickup Trust's Shares are based upon a total of 11,582,500 Shares of Common Stock Outstanding. Since Amendment
No. 1, the Pickup Trust has engaged in no additional transactions involving the Shares.

          F. The DRP Trust currently owns 25,000 Shares of ENCAD. The DRP Trust's holdings of 25,000 Shares represent approximately .21% of all outstanding Shares. The percentage of the DRP Trust's Shares are based upon a total of 11,582,500 Shares of Common Stock outstanding. Since Amendment No. 1, the DRP Trust has engaged in no additional transactions involving the Shares.

          G. The TMP Trust currently owns 25,000 Shares of ENCAD. The TMP Trust's holdings of 25,000 Shares represent approximately .21% of all outstanding Shares. The percentage of the TMP Trust's Shares are based upon a total of 11,582,500 Shares of Common Stock outstanding. Since Amendment No. 1, the TMP Trust has engaged in no additional transactions involving the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     There are no contracts or agreements as to which any of reporting entities or persons are a party. No other form of contract, arrangement, agreement, understanding or relationship, written or oral, exists with respect to the securities of ENCAD between any of the entities or persons disclosed herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 1998                  DITO CAREE, LP, a Nevada
                                        limited partnership

                                        By: GAMEBUSTERS, INC.
                                            a Nevada corporation
                                            Its General Partner


                                            By: /s/ DAVID B. HEHN
                                                -------------------------------
                                                David B. Hehn, President

                                        TD INVESTMENTS, LLC,
                                        a Nevada limited liability company


                                        By: /s/ DAVID B. HEHN
                                            -----------------------------------
                                                David B. Hehn, Manager

                                        DITO DEVCAR CORPORATION


                                        By: /s/ DAVID B. HEHN
                                            -----------------------------------
                                                David B. Hehn, President

                                        PICKUP CHARITABLE REMAINDER
                                        UNITRUST II


                                        By:  /s/ RICHARD H. PICKUP
                                            ----------------------------------
                                             Richard H. Pickup, Trustee

                                        DRP CHARITABLE REMAINDER
                                        UNITRUST


                                        By:  /s/ RICHARD H. PICKUP
                                            ----------------------------------
                                             Richard H. Pickup, Trustee

                                        TMP CHARITABLE REMAINDER
                                        UNITRUST


                                        By:  /s/ RICHARD H. PICKUP
                                            ----------------------------------
                                             Richard H. Pickup, Trustee


                                        /s/ RICHARD H. PICKUP
                                        --------------------------------------
                                            Richard H. Pickup